                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

                                           Commission File Number
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(Check One):
[ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

    For Period Ended:
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:      March 31, 1997
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION

                             TELECHIPS CORPORATION
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Full Name of Registrant


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Former Name if Applicable

                         6880 South McCarran Boulevard
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Address of Principal Executive Office (Street and Number)

                               Reno, Nevada 89509
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached if applicable.

                             PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

Exhibit 1

          The Registrant was unable to file its Quarterly Report for the Quarter ended March 31, 1997 on Form 10-QSB (the "Form 10-QSB") without unreasonable effort or expense due to the following reasons:

          1. The Registrant has recently gone through a layoff of all employees as of April 30, 1997 and is operating with a contract skeleton workforce. A portion of the workforce is occupied with preparation of items for the bankruptcy filing. A second group is attempting to quantify and record the effects of such bankruptcy proceeding on the financial statements of the Company and the report on financial condition as of March 31, 1997.

          Due to the employee layoff and the filing for bankruptcy by the Registrant, it is not possible, without unreasonable effort and expense, to timely file the 10-QSB.


                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                       Nelson B. Caldwell                      702               824-5555
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                             (Name)                         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                                 [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As of May 13, 1997, the Telechips Corporation Board of Directors retained the law firm of Hale, Lane, Peek, Dennison, Howard, Anderson & Pearl to file a petition for relief under Chapter 7 of the Bankruptcy Code. The effects of this subsequent event on the valuation of assets reported as of March 31, 1997 and has not been determined or reflected in the financial statements. The effect of recording valuation allowances will significantly alter the results of operations for the current 1st Quarter as compared with the corresponding period of the last fiscal year.
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                             TELECHIPS CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       May 15, 1997               By    /s/ Nelson B. Caldwell
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
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                                               (Attach Extra Sheets If Needed)